December 22, 2009

VIA OVERNIGHT MAIL AND EDGAR

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

Re:	Alloy, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Filed April 14, 2009, as amended May 15, 2009

File No. 000-26023

Dear Mr. Spirgel:

This letter is submitted on behalf of Alloy, Inc. (the “Company” or “Alloy”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing, as set forth in your letter dated December 16, 2009 (the “Comment Letter”).

For reference purposes, portions of the text of the Comment Letter have been reproduced herein with the Company’s response below each numbered comment.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 13

1.	We note your response to prior comment 3 from our letter dated November 25, 2009. We note that the Compensation Committee “sets performance goals upon which awards of bonuses under the Plan are based” with respect to the compensation of your CEO and COO. In addition, you indicate that the Compensation Committee “determines whether or not the specifically set goals were attained. . . .” In future filings, please disclose the specific threshold levels that must be reached for the CEO and COO to receive incentive compensation under the Plan. For example, we note that you have disclosed the specific adjusted EBITDA and free cash flow levels achieved by the company in the fiscal year, but you have not disclosed the specifically set goal determined by the Compensation Committee prior to the end of the fiscal year. See Item 402(b)(2)(v) of Regulation S-K. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Bonus compensation payable to the Company’s CEO and COO is not dependent upon their attainment of any one specific or minimum threshold. Instead, the Compensation Committee of the Board of Directors (the “Committee”) characteristically utilizes both a quantitative and qualitative analysis in determining the amount of bonus compensation, if any, payable to the CEO and COO. The analysis is outlined further below.

As part of the quantitative analysis, the Committee reviews two components, namely, year over year financial results improvement and forecasted budget financial results as compared with actual financial results. Although the Committee reviews the financial results of the Company as a whole when evaluating these components, particular emphasis is given to EBITDA. This quantitative analysis results in a percentage which is then applied to the target levels set forth in the CEO and COO employment agreements, with the mid-range of such target levels used as if prior year financial levels and current year budget targets were met. The quantitative assessment thus indicates whether it’s higher or lower than the mid-range based on actual results. For example, if the financial results as compared to the prior year and budget were higher than targets, the bonus compensation would be above the mid-range targets levels set forth in CEO and COO employment agreements and if such financial results were lower the bonus compensation would be below the mid-range target levels set forth in the agreements.

Following the quantitative analysis, the Committee evaluates and considers qualitative factors to determine whether or not further adjustment to CEO and COO bonus compensation is warranted. As part of this analysis, the Committee considers various factors, including the established objective criteria set the previous year.

Going forward, and in recognition of the requirements of Item 402(b)(2)(v) of Regulation S-K, the Company will include in its compensation discussion and analysis disclosure of quantitative factors used by the Committee in determining CEO and COO bonus compensation, if any.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joseph D. Frehe

Joseph D. Frehe

Chief Financial Officer